

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 15, 2008

By U.S. Mail and facsimile

Mr. David S. Boone
Chief Executive Officer
American Caresource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

> **Re:** **American Caresource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 001-33094**

Dear Mr. Boone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Controls and Procedures, page 25</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 25</u>

1. We note in the second paragraph on page 26 that you based your assessment on criteria for effective internal control over financial reporting described in the Securities and Exchange Commission's *Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting*. Exchange Act Rule 13a-15 notes that an evaluation that is conducted in accordance with the

interpretive guidance issued in the aforementioned release will satisfy the
evaluation.   Section II.B.3.a. of SEC Release 33-8238 specified characteristics of
a suitable internal control framework and provided examples of suitable
frameworks such as COSO. Please clarify for us the framework that you used to
evaluate the effectiveness of internal control over financial reporting.

Notes to Consolidated Financial Statements, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-7

2.   We note that you have determined that you act as a principal under EITF 99-19,
and record revenues on a gross basis. Please provide us with an analysis of the
indicators that support gross revenue reporting and the indicators that support net
revenue reporting that supplements the factors described on page F-7. In your
response, explain how you considered the fact that you are not liable for costs
incurred by independent contract service providers until you receive payment
from the respective payors as an indicator of net revenue reporting. Describe
your judgments with regard to the relative strength of each of the indicators
considered.

Accounts receivable, page F-8

3.   We note that accounts receivable amounts are net of an allowance to adjust for
expected collectability. Please disclose the amounts of allowances for doubtful
accounts for years presented and your accounting policy and methodology you
used to estimate the allowance for doubtful accounts, pursuant to paragraphs 13.b.
and 13.e. of SOP 01-6, or tell us why you believe these disclosures are not
necessary.

Issuance of Warrants, page F-9

4.   Please expand your disclosure regarding the issuance of warrants as follows:

        (a) In the first paragraph on page F-9, please disclose the number of warrants that
            were issued in exchange for the guarantee of debt. In addition, disclose in
            more detail the "fair value method" that you used to determine the fair value
            of the warrants.

        (b) In the second paragraph, disclose how you accounted for the warrants issued
            to Laidlaw, and disclose in more detail the "fair value method" that you used
            to determine the fair value of the warrants.

(c) In the third paragraph, disclose how you accounted for the warrants issued to your new customer, Texas True Choice, Inc., and disclose the fair value of the warrants and how you determined the fair value. In your response, cite the specific accounting guidance that you applied in accounting for the transaction.

Intangible assets, page F-10

5. Please advise us whether your provider contracts included a contract with Lutheran. If so, tell us how you considered SFAS 144 in determining whether the provider contract with Lutheran was impaired in light of the fact, as disclosed on page 9, that Lutheran began to contract directly with certain service providers which significantly reduced your claim volume for Lutheran.

Note 4. Income Taxes, page F-13

6. Please present separately the current and noncurrent amounts of deferred tax assets and liabilities on the face of your consolidated balance sheets and within the table on page F-14. Refer to paragraphs 41 and 42 of SFAS 109.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services